Exhibit 99.1

Tiziana Life Sciences Appoints New Chief Executive Officer

NEW YORK, August 19, 2024 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced the appointment of Ivor Elrifi as its Chief Executive Officer (CEO), effective immediately.

“We are delighted to welcome Ivor Elrifi as the new CEO of Tiziana Life Sciences,” said Gabriele Cerrone, Founder and Executive Chairman of the Board. ” Ivor has an invaluable track record in creating substantial value for biotech and pharma companies with his strategic vision in building intellectual property portfolios and transforming the IP into transformative business development deals and M&A transactions. Tiziana looks forward to creating further value with Ivor as we proceed with our human clinical trials.”

Tiziana Life Sciences is currently focused on advancing intranasal foralumab through clinical trials for non-active Secondary Progressive Multiple Sclerosis (na-SPMS), Alzheimer’s Disease and ALS. Under Ivor’s leadership, the company aims to accelerate these programs and capitalize on opportunities to address significant unmet medical needs.

Ivor was formerly the global head of the Patent Group at Cooley since 2014 and before that the global head of Patents at Mintz Levin from 1999 – 2014. He has counseled companies in various key industries, including pharmaceutical, biotechnology, life sciences and medical device companies, research institutions, universities, hospitals and governments throughout the world, particularly in the US and Europe. Ivor has guided clients in developing and implementing intellectual property strategies and in the prosecution, licensing and enforcement of patents. He has extensive experience in advising clients on strategic transactional work and regularly counsels’ clients with respect to investments, business development and mergers and acquisitions, including acquisition transactions involving Novartis, Eli Lilly, Biogen and Astellas.

He has received various awards throughout his career, including being named an “LMG Life Sciences: Life Science Star,” and ranked nationally in Chambers USA since 2007. Elrifi earned his B.S. and Ph.D. in Biology from Queen’s University and his J.D. from Osgoode Hall Law School.

“I am honored to lead Tiziana Life Sciences at this pivotal time in its growth trajectory,” said Ivor Elrifi. “The company’s commitment to developing transformative therapies holds great promise, and I look forward to working with the talented team to advance our clinical programs and deliver value to patients and shareholders.”

Mr. Elrifi succeeds Gabriele Cerrone, who was acting CEO and will remain in his role as Executive Chairman of the board and will continue to play a key role in advancing Tiziana’s scientific agenda.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 10 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program with either an improvement or stability of disease seen within 6 months in all patients. The FDA has recently allowed an additional 20 patients to be enrolled in this EA program. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb), binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been demonstrated in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of neuroinflammatory and neurodegenerative human diseases.1,2

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

Investors:
Irina Koffler
LifeSci Advisors, LLC
646.970.4681
email: ikoffler@lifesciadvisors.com

1	https://www.pnas.org/doi/10.1073/pnas.2220272120
2	https://www.pnas.org/doi/10.1073/pnas.2309221120